Exhibit 99.1

Pixie Dust Technologies, Inc. Announces

Fiscal Year 2023 Financial Results

New York, NY and Tokyo, Japan, November 17, 2023 – Pixie Dust Technologies, Inc. (Nasdaq: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology, today announced its financial results for the fiscal year ended April 30, 2023.

Recent Operational Highlights

●	Held a Bell Ringing Ceremony on August 25, 2023 at the Nasdaq MarketSite Tower in New York City to commemorate the Company’s recent IPO.

●	Announced the development of an acoustic metamaterial sound insulation product that allows air to pass while blocking out sound. The application can be used in various fields such as air conditioning, building materials, furniture and fixtures, railways, construction work, and automobiles.

●	Launched the public sales of the following products:

ο	SonoRepro, an at-home scalp care device that uses ultrasonic waves to stimulate the scalp. SonoRepro was jointly developed by the Company and Angfa Co., Ltd.

ο	kikippa, an acoustic stimulation device functioning as a speaker that utilizes our technology to implement period-equivalent amplitude modulation to daily speech, such as television or radio broadcasts. kikippa was jointly developed by the Company and Shionogi & Co., Ltd.

ο	VUEVO, a series of products which can display the direction and content of a speaker’s speech by using a wireless microphone and dedicated software application for real-time conversation visualization.

Fiscal Year Financial Results

The Company’s audited financial statements for the fiscal year ended April 30, 2023 and the related notes, and related management’s discussion and analysis of the Company’s financial condition and results of operations can be found in the Company’s Annual Report on Form 20-F filed with the SEC, a copy of which can also be found on the Company’s website. The Company’s functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥135.99 = US$1.00, which was the foreign exchange rate on April 28, 2023 as reported by the Board of Governors of the Federal Reserve System. All figures are expressed in Japanese Yen and United States dollars unless otherwise stated.

●	Total Revenue increased by 10.8% from approximately ¥636.3 million in the fiscal year ended April 30, 2022 to approximately ¥704.7 million ($5.2 million) in the fiscal year ended April 30, 2023, primarily due to increases in product revenue of ¥182.9 million, partially offset by a decrease in commissioned research and development of ¥67.2 million and a decrease in revenue from solution service.

●	Product Sales were approximately ¥182.9 million ($1.3 million) in the fiscal year ended April 30, 2023, representing a 100% increase from the prior year. The increase was primarily attributable to the sales of SonoRepro, which was launched in November 2022, and to a lesser degree, sales of iwasemi, which was launched in July 2022.

●	Services Sales declined to ¥521.8 million ($3.8 million) in the fiscal year ended April 30, 2023 from ¥636.3 million ($4.7 million) in the prior year. The decline was primarily due to lower demand for COVID-19 related magickiri service which analyzed the movement of air and people in a room and provided advice on ventilation for commercial customers. Since April 2023, there have been no outstanding contracts for magickiri, and the Company no longer generates revenue from this service.

●	Research and Development Expenses remained relatively flat for the year ended April 30, 2023 compared to the prior year and is primarily affected by selection and concentration of development products.

●	Selling, General and Administrative Expenses increased to ¥1.9 billion ($13.6 million) in the fiscal year ended April 30, 2023 from ¥833.0 million ($6.1 million) in the prior year, due to increases in advertising expenses related to new products and marketing fees, and fees and expenses associated with the Company’s recent IPO and Nasdaq listing.

●	Other Income increased to ¥43.8 million ($322,000) in the fiscal year ended April 30, 2023 from ¥13.0 million ($96,000) in the prior year, primarily due to the receipt of insurance proceeds in 2023 related to a claim for losses that occurred in the year ended April 30, 2022, partially offset by a decrease in subsidy income.

●	Net Loss was ¥2.0 billion ($14.5 million) in the fiscal year ended April 30, 2023 compared to ¥1.1 billion ($8.2 million) in the prior year.

●	As of April 30, 2023, the Company had ¥2.1 billion ($15.7 million) in cash and cash equivalents compared to ¥1.8 billion ($13.2 million) as of April 30, 2022, which were held and used for working capital purposes. The Company’s cash and cash equivalents generally consist of cash on hand, demand deposits, and time deposits maintained at various financial institutions.

Forward-Looking Statements

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Annual Report on Form 20-F for the year ended April 30, 2023 filed with the SEC (File No. 001-41749), and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Pixie Dust Technologies Investor Relations Contact:

Email: PXDT_IR@pixiedusttech.com

Gateway Group, Inc.

John Yi and Luke Johnson

Email: pixie@gateway-grp.com